SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 20 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, Amendment No. 2, filed with the SEC on June 18, 2013, Amendment No. 3, filed with the SEC on July 1, 2013, Amendment No. 4, filed with the SEC on July 8, 2013, Amendment No. 5, filed with the SEC on July 8, 2013, Amendment No. 6, filed with the SEC on July 10, 2013, Amendment No. 7, filed with the SEC on July 11, 2013, Amendment No. 8, filed with the SEC on July 11, 2013, Amendment No. 9, filed with the SEC on July 12, 2013, Amendment No. 10, filed with the SEC on July 15, 2013, Amendment No. 11, filed with the SEC on July 17, 2013, and Amendment No. 12, filed with the SEC on July 18, 2013, Amendment No. 13, filed with the SEC on July 23, 2013, Amendment No. 14, filed with the SEC on July 24, 2013, Amendment No. 15, filed with the SEC on July 29, 2013, Amendment No. 16, filed with the SEC on July 31, 2013, Amendment No. 17, filed with the SEC on August 1, 2013, Amendment No. 18, filed with the SEC on August 2, 2013, and Amendment No. 19, filed with the SEC on August 5, 2013 to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 16, 2013, the Reporting Persons announced that they filed a preliminary proxy statement regarding the election of directors to the Board of Directors of the Issuer at the Issuer’s 2013 Annual Meeting of Stockholders (the “August 16 Announcement”). A copy of the August 16 Announcement is attached hereto as Exhibit 1 and incorporated herein by reference.

In addition, on August 16, 2013, the Reporting Persons delivered a letter to the Issuer notifying the Issuer that it intends to nominate the following seven persons (the “Icahn Nominees”) as nominees to the Board of Directors of the Issuer at the Issuer’s 2013 Annual Meeting of Stockholders or any other meeting at which Directors may be elected:

Carl C. Icahn
Harry Debes
Dr. Rajendra Singh
Gary Meyers
Daniel Ninivaggi
Jonathan Christodoro
A.B. Krongard

In addition, Southeastern Asset Management, Inc. and its affiliates (“Southeastern”) informed the Reporting Persons that Southeastern intends to submit a notice to the Issuer on August 16, 2013 to nominate the following five persons (the “Southeastern Nominees”) as nominees to the Board of Directors of the Issuer at the Issuer’s 2013 Annual Meeting of Stockholders or any other meeting at which Directors may be elected:

Matthew C. Jones
Rahul N. Merchant
Peter van Oppen
Howard Silver
David A. Willmott

The Reporting Persons and Southeastern intend to solicit proxies for the Icahn Nominees and the Southeastern Nominees as a single slate, and intend to jointly, prepare, file and mail a proxy statement in connection with such solicitation with respect to the Issuer's 2013 Annual Meeting of Shareholders or any other meeting at which Directors may be elected.

Item 7.  Material to be Filed as Exhibits

Exhibit 1               August 16 Announcement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 20 – Dell Inc.]

EXHIBIT 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN AND SOUTHEASTERN ASSET MANAGEMENT FILE PRELIMINARY
PROXY STATEMENT FOR ELECTION OF DIRECTORS AT 2013 DELL ANNUAL MEETING

New York, NY—August 16, 2013— Carl C. Icahn and his affiliates (“Icahn”) and Southeastern Asset Management (“Southeastern”), holders of 8.9% and 4.0% of Dell’s outstanding common stock, respectively, today announced that they have filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (“SEC”) regarding the election of directors to the Dell Board of Directors in connection with the 2013 Annual Meeting of Stockholders. Icahn and Southeastern will seek to elect their nominees to the Dell Board if the proposed Michael Dell/Silver Lake freeze-out transaction is voted down by the Company’s stockholders.

As detailed in the preliminary proxy statement, Icahn and Southeastern are seeking to change the Dell Board because they believe that the Dell Board must be completely reconstituted to ensure that the interests of the stockholders, the true owners of Dell, are appropriately represented in the Dell boardroom. Icahn and Southeastern have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value.

At the 2013 Annual Meeting, Icahn and Southeastern are seeking support from fellow stockholders to elect the 12 Icahn and Southeastern nominees to serve until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified. The Icahn and Southeastern nominees are: Carl C. Icahn, Harry Debes, Dr. Rajendra Singh, Gary Meyers, Daniel Ninivaggi, Jonathan Christodoro, A.B. Krongard, Matthew C. Jones, Rahul N. Merchant, Peter van Oppen, Howard Silver, and David A. Willmott.

Icahn and Southeastern have nominated 12 directors who possess a broad range of experience in the information technology, data storage, software, finance and accounting, and operations and management fields, and who are committed to exploring all value-creating opportunities for stockholders. Biographical information for the Icahn and Southeastern nominees is included in the preliminary proxy statement as filed with the SEC.

Icahn and Southeastern continue to believe that the Michael Dell/Silver Lake freeze-out transaction undervalues Dell and its prospects and denies stockholders the opportunity to participate in Dell’s significant upside potential. Icahn and Southeastern continue to recommend that their fellow Dell stockholders vote against the Michael Dell/Silver Lake freeze-out proposal at the Special Meeting currently scheduled for September 12, 2013.

If stockholders have any questions concerning the preliminary proxy statement filed by Carl C. Icahn and Southeastern Asset Management, please contact D.F. King & Co., Inc. at 1-800-347-4750 or dell@dfking.com.

ABOUT SOUTHEASTERN ASSET MANAGEMENT
Southeastern Asset Management, Inc., headquartered in Memphis, Tenn., is an investment management firm with $34 billion in assets under management acting as investment advisor to institutional investors and the four Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, Longleaf Partners Global Fund and Longleaf Partners International Fund, as well as two Irish domiciled UCITS Funds: Longleaf Partners Global UCITS Fund and Longleaf Partners US UCITS Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987.

NOTICE TO INVESTORS
SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF DELL INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT FILED BY ICAHN AND SOUTHEASTERN WITH THE SEC, AND THE SCHEDULE 13D FILED BY CARL C. ICAHN AND HIS AFFILIATES ON MAY 10, 2013, AS AMENDED THROUGH THE DATE HEREOF, AND THE SCHEDULE 13D FILED BY SOUTHEASTERN ASSET MANAGEMENT, INC. AND ITS AFFILIATES ON FEBRUARY 8, 2013, AS AMENDED THROUGH THE DATE HEREOF.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS NOW SCHEDULED TO BE HELD ON SEPTEMBER 12, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PROXY STATEMENT AND THE SCHEDULE 13D FILED BY CARL C. ICAHN AND HIS AFFILIATES ON MAY 10, 2013, AS AMENDED THROUGH THE DATE HEREOF, AND THE SCHEDULE 13D FILED BY SOUTHEASTERN ASSET MANAGEMENT, INC. AND ITS AFFILIATES ON FEBRUARY 8, 2013, AS AMENDED THROUGH THE DATE HEREOF.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release, and the documents referred to in this press release, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "may," "will," "objective," "projection," "forecast," "management believes," "continue," "strategy," "position" or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this press release include, among other things, the factors identified under the section entitled "Risk Factors" in Dell's Special Report on Form 10-K for the year ended February 1, 2013 and under the section entitled "Cautionary Statement Concerning Forward-Looking Information" in Dell's Definitive Proxy Statement filed with the SEC on May 31, 2013. Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PRESS CONTACTS

Icahn Capital LP
Susan Gordon
(212) 702-4309

Southeastern Asset Management
Lee Harper
(901) 818-5240